News Release                 (Q3 – 03 – 21)                                               November 25, 2003

YAMANA COMPLETES FEASIBILITY STUDY
POSITIVE PRODUCTION DECISION FOR FAZENDA NOVA

  Mine to produce over 143,000 ounces Gold over initial four years
  Cash cost per ounce US$175 (US$186 total cash cost life of mine including royalties)
  Capital cost of US$5.6 million before contingencies and EPCM (total initial capital of US$6.6 million before working capital)
  Expected EBITDA of $23.9 million and after tax Internal Rate of Return of 51% at US$350 per ounce and 71% at US$400 per ounce
  Potential for significant additional mine life with drilling program

Yamana Gold Inc.(YRI – TSX) is pleased to announce that it has made a positive production decision for its Fazenda Nova gold project following receipt of a favourable feasibility study.  The Fazenda Nova property is located in Goias State, Brazil almost 200 km from the state capital of Goiania and 300 km from the national capital of Brasilia.  Infrastructure around the site is exceptional with several towns in close proximity.  The site is readily accessible by paved roads and power will be provided by an existing transmission grid.

The Fazenda Nova mine is planned to be a shallow open-pit heap leach mine with three initial pits to a depth of 50 to 60 metres in saprolite ore.  Gold production is planned to begin mid-2004 at an average annual rate of 36,000 ounces gold over a period of four years.  Aggregate production is estimated at 143,650 ounces gold in the initial phase and before the benefits of increased mine life from a drilling program now underway.

Capital costs are expected to be US$6.6 million (including contingencies and EPCM) before working capital.  Cash costs per ounce are expected to be US$175 per ounce (before royalties and taxes) for total cash costs after royalties and taxes of US$186 per ounce.

The largest component of cash costs will be cement for agglomeration.  The mine plan maximizes cement consumption so as to ensure improved agglomeration and heap leach permeability and thereby improving recoveries.

Metallurgical test work was performed on composite samples from eight areas of the deposit.  Testing included bottle roll, agglomeration and column leach tests on disaggregated core and rotary reverse circulation drill hole samples.  The recovery rate is based on reagent consumption of 15 kg/t of cement and 0.12 kg/t sodium cyanide.

The recovery rate is conservatively estimated at 88% based on a 90 day leaching cycle.  The recovery rate is based on significantly higher recovery rates over shorter leach cycles in laboratory tests (95% recovery over 15 days) and comparable experience at other deposits of saprolite ore.

The company has received a feasibility study completed by Kappes, Cassiday and Associates (KCA).  Bob Rose was the overall project manager for the study on behalf of KCA.  Golder & Associates was responsible for hydrology and geotechnical review.  Mining aspects including reserve updates were prepared by Moreno & Associates.  Mel Klohn, a qualified person under NI 43-101 (NI 43-101) under Canadian Securities laws, reviewed and corroborated the reserve estimate under the standards of NI 43-101.  Metallurgical test work, processing, infrastructure review, reclassification and economies were carried out by KCA.  The Moreno report refers to data in a previous technical report under NI 43-101 prepared by Watts Griffis and McOuat.  Geology, mining support and overall cost estimates from suppliers and contractors were provided by E.C.I. Engineering and Yamana.

Probable reserves were initially estimated in the NI 43-101 report as 3.9 million tonnes grading 0.98 g/t containing 123,000 ounces gold.  Moreno determined a mine plan designed to optimize reserves.  Reserves in the three main pits are estimated as 5.7 million tonnes grading 0.89 g/t containing 163,140 ounces gold at a strip ratio of 0.99 to 1.

The mine plan is based on US$350 per ounce gold and a sensitivity at US$325 per ounce gold determined that there would be only a marginal decrease of less than 1% of the estimated reserves.

Mining will take place at the rate of 1.5 million tonnes of ore per year.  Ore and waste are mostly free digging and no blasting will be required.  Mining will be open-pit using hydraulic backhoe shovels and trucks.

Ore will be disaggregated in a single-stage sizer, open circuit system.  Crushed ore will be agglomerated to bind fine particles and maintain leach permeability.  Cement will be used as a binder in the agglomeration process.

Leaching will take place on a lined pad using cyanide solution in a single stage leach cycle.  Gold recovery will occur in an activated carbon absorption-desorption recovery (ADR) plant.  An atmospheric strip circuit and electrowinning will strip and recover gold from loaded carbon.

Economic parameters are set forth below.

Capital Costs:                       Direct Capital Costs                                            US$5,620,000
                                            EPCM                                                                           560,000
                                            Indirect Costs                                                                370,000
                                            Pre Production Capital Costs                               US$6,550,000

Cash Costs:                         Average Cash Costs per Ounce                                     US$169.00
                                            Refining / Transportation                                                           6.50
                                            Royalties                                                                                10.50
                                            Total Cash Cost                                                            US$186.00

EBITDA:                            US$23,900,000 (assumed $350 per ounce)
                                           US$30,800,000 (assumed $400 per ounce)

Net IRR:                              51% (assumed $350 per ounce)
                                            71% (assumed $400 per ounce)

Net Present Value (0%):      US$15,000,000 (assumed $350 per ounce)
                                           US$21,600,000 (assumed $400 per ounce)

Net Present Value (5%):      US$11,500,000 (assumed $350 per ounce)
                                           US$17,000,000 (assumed $400 per ounce)

Initial Production (Years):    4.0 years

Capital costs are based on contractor and supplier bids for main items and certain factored items estimates for general and miscellaneous.  They are considered to be accurate ± 10 to 15%.  A corporate structure will be adopted to maximize after tax returns.  The capital costs will be equity financed from a prior financing.  Yamana has sufficient cash on hand to fully fund the project to production.

The cash flow analysis demonstrates more sensitivity to gold price than to improvements or changes in capital or operating costs.  KCA notes in their study that internal rate of return (after tax) increases from 51% to 66% with a 10% increase in the base case gold price of US$350 per ounce.  Yamana has separately determined that the internal rate of return increases to over 71% with a gold price of US$400 per ounce.

Environmental and reclamation programs were developed to comply with Brazilian regulatory requirements and to restore the productive use after production has ceased.

The permitting process has been completed and the construction license has been granted.

Schedule milestones to production are as follows.

November 2003                          Initial Procurement
January 2004                              Commence Construction
March 2004                                Pad & Lining Construction
June 2004                                   Agglomeration Startup
July 2004                                    Commence heap leaching
September 2004 (90 days)          Initial Production

Efforts are being made to minimize the effects of the raining season on construction.  The foregoing construction schedule assumes no delays as a result of excessive rain during the rainy season.

Commenting on this development, Yamana’s President and Chief Executive Officer Peter Marrone stated, “We have committed ourselves to a high quality process for development of our projects.  We have designed the Fazenda Nova project to maximize quality control, recoveries, safety and environmental compliance while ensuring a project with a robust rate of return.  Clearly, we have developed a mine plan for Fazenda Nova that is designed to take advantage of higher gold prices with maximization of production levels and recoveries.  Our total annualized production commencing in mid-2004 will be some 140,000 ounces from our two mines at under US$200 cash costs.  We are on track towards our stated objective of becoming an intermediate producer in the next two years.  We will continue to maximize our production and development opportunities and we have now also started an aggressive drilling and exploration campaign to increase reserves, extend mine life and find new deposits.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties and exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina subject to earn-in by Peruvian gold producers Buenaventura and Hochshild.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416) 815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.